UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017687

No Act
P.E. 1-27-03
1-00143

March 14, 2003

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act 1934
Section
Rule 14A-8
Public Availability 3/14/2003

Re: General Motors Corporation
Incoming letter dated January 27, 2003

Dear Ms. Larin:

This is in response to your letter dated January 27, 2003 concerning the shareholder proposal submitted to General Motors by William J. Kushman. We also received a letter from the proponent on February 21, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

Enclosures

cc: William J. Kushman
8953 The Fairways
Clarence, NY 14031-1429

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 27, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on November 25, 2002 from William J. Kushman (Exhibit A) from the General Motors Corporation proxy materials for the 2003 Annual Meeting of Stockholders. The proposal would provide that stockholders with more than 250 shares of GM common stock receive "the same discount and rights to purchase GM vehicles which is presently given to the employees of General Motors."

General Motors intends to omit the proposal under Rule 14a-8 on the grounds that the proposal relates to ordinary business operations under paragraph (i)(7). That paragraph provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." In 2002 the Staff concluded that paragraph (i)(7) provided a basis for omitting a very similar proposal from the same proponent in General Motors Corporation (March 18, 2002). See also General Motors Corporation (March 20, 2001) (stockholders eligible for same vehicle discount as vendors). As noted in General Motors' request in both those instances, the Staff has dealt with discount pricing policy as related to ordinary business and has consistently taken a no-action position toward omitting proposals to provide product discounts to stockholders. See, e.g., General Electric Company (December 30, 1999); Chevron Corporation (February 22, 1999); The Walt Disney Company (September 27, 1993); General Motors Corporation (March 19, 1991); Compaq Computer Corp. (April 12, 1985). See also Hewlett Packard Company (December 8, 2000) (discounts for former employees). Setting prices for products and deciding whether to provide price incentives such as discounts, as well as details such as eligibility and amount, is an integral part of the routine business operations of General Motors, and clearly relates to its ordinary business.

GM currently plans to print its proxy materials at the beginning of April. Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2003 Annual Meeting of Stockholders.

Sincerely yours,

Anne T. Larin

Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: William J. Kushman

A

WILLIAM J. KUSHMAN
8953 THE FAIRWAYS
CLARENCE, NEW YORK 14031-1429
Phone: (716) 632-0121
FAX: (716) 632-3551

November 20, 2002

Secretary, General Motors Corporation
MC 482-C38-B71
300 Renaissance Center
P.O. Box 300
Detroit, Michigan 48265-3000

Dear Sir:

This proposal is for the 2003 Annual Meeting and is made before the December 20, 2002 deadline.

William J. Kushman, 8953 The Fairways, Clarence, NY 14031, owner of 135± shares of common stock, has given notice that he intends to present for action at the annual meeting the following resolution.

That shareholders with 250± shares of General Motors Common Stocks be given the same discount and rights to purchase GM vehicles which is presently given to the employees of General Motors.

<u>The supporting facts are as follows:</u>

1. That shareholders would be more familiar with the General Motors products, and increase vehicle sales.

2. This proposal also could affect the demand for General Motors Stock and possible increase the value of said stock.

3. The administration could be done very easily, by having certificates included with the dividend statements every year or with the 1099 forms.

4. The reason 250 shares was given is so this proposal would not be self servicing, and that the value would be substantially more than the discount.

5. The owners (shareholders) of the corporation should have the same rights as the employees.

Respectfully submitted,

William J. Kushman

William J. Kushman

Wm. J. Kushman
8953 The Fairways
Clarence, NY 14031-1429

RECEIVED
2003 FEB 21 AM 10:02
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth street N.W.
Washington D.C. 20549

Re: Stockholders Proposal
by William J Kushman
for Gen Motors 2003 meeting
and reply to G.M letter of 1-27-2003

Chief Counsel

1. according to rule 14A page 43 Gen Motors had 14 days to reply to my proposal of Nov 20, 2002 which they didn't.

2. The Securities & Exchange is suppose to protect the stockholders rights and not always follows the request of major corporations.

3. Also, according to rule 14A-8(i) (7) states management function relating to companies ordinary business. I'am only requesting a similar discount already given to Employees. also other stockholders proposal for 2002 annual meeting included items that affected ordinary operation. How can a corporation or the Security and Exchange commission disallow a stockholders proposal

or the right to vote. That would be against the United States Constitution, and the american way.

4. The Constitution of the United States gives every citizen the right of free speach and the right to vote. So General motors request in violation of the U.S. Constitution?

Therefore in closing I'am requesting a meeting or Hearing with the Security and Exchange Commission, before a no action letter is givin by the Commission

Yours Truly

William J Kushman

Copies of the proposal to G M sent in Nov 20, 2002, letter of Dec 14, 2002, and letter of Dec 2, 2002 are attached. Please excuse the writting I'am on vacation

WILLIAM J. KUSHMAN
8953 THE FAIRWAYS
CLARENCE, NEW YORK 14031-1429
Phone: (716) 632-0121
FAX: (716) 632-3551

November 20, 2002

Secretary, General Motors Corporation
MC 482-C38-B71
300 Renaissance Center
P.O. Box 300
Detroit, Michigan 48265-3000

Dear Sir:

This proposal is for the 2003 Annual Meeting and is made before the December 20, 2002 deadline.

William J. Kushman, 8953 The Fairways, Clarence, NY 14031, owner of 135± shares of common stock, has given notice that he intends to present for action at the annual meeting the following resolution.

That shareholders with 250± shares of General Motors Common Stocks be given the same discount and rights to purchase GM vehicles which is presently given to the employees of General Motors.

<u>The supporting facts are as follows:</u>

1. That shareholders would be more familiar with the General Motors products, and increase vehicle sales.

2. This proposal also could affect the demand for General Motors Stock and possible increase the value of said stock.

3. The administration could be done very easily, by having certificates included with the dividend statements every year or with the 1099 forms.

4. The reason 250 shares was given is so this proposal would not be self servicing, and that the value would be substantially more than the discount.

5. The owners (shareholders) of the corporation should have the same rights as the employees.

Respectfully submitted,

William J. Kushman

William J. Kushman

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

December 2, 2002

William J. Kushman
8953 The Fairways
Clarence, NY 14031

Dear Mr. Kushman:

General Motors has received your letter dated November 20, 2002 submitting a proposal for the 2003 Annual Meeting of Stockholders.

As a point of information, it is not entirely accurate to state, as your letter to the members of GM's Board does, that your previous proposal was rejected by the Secretary of GM. With the approval of GM's Board, GM management chose not to include your proposal in the Corporation's proxy material based on the no-action letter received from the Securities and Exchange Commission.

Sincerely,

Anne T. Larin
Attorney and Assistant Secretary

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

WILLIAM J. KUSHMAN
8953 THE FAIRWAYS
CLARENCE, NEW YORK 14031-1429
Phone: (716) 632-0121
FAX: (716) 632-3551

December 14, 2002

Anne T. Larin
Attorney & Assistant Secretary
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, Michigan 48265-3000

Re: Stockholders Proposal
for 2003 Meeting

Dear Ms. Larin:

I received your letter dated December 2, 2002, in which you state you received my proposal dated November 20, 2002.

According to Rule 14A (page 43 - Copy attached), you have 14 calendar days after receiving the proposal to notify me of any procedural or eligibility deficiencies. Therefore, I am assuming that my proposal will be included with the proxy for the 2003 annual meeting, since 14 days have past.

If this is not the case, please notify me so I can request a meeting or hearing with the Board of Directors, or Security & Exchange Commission.

Yours truly,

William J. Kushman

WJK:pk

Attachment

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this rule?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below (Rule 14a-8(j)).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 27, 2003

The proposal requests that shareholders with "250± shares of General Motors Common Stocks be given the same discount and rights to purchase GM vehicles which is presently given to the employees of General Motors."

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(7), as relating to General Motors' ordinary business operations (i.e., discount pricing policies). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Gail A. Pierce
Attorney-Advisor